Exhibit 99.2

Statement

Party A (Transferor): Guangdong Dashuyun Investment Holding Group Co., Ltd.

Party B (Transferee): Guangdong Jiasiwei New Material Technology Co., Ltd.

Whereas:

1. Party A and Party B signed the Share Transfer Agreement on September 8, 2025, under which Party A agreed to transfer its 51% equity interest in Guangdong Yunjia Innovative Materials Co., Ltd. (hereinafter referred to as the “Target Company”) to Party B at a total consideration of RMB 5.10 million and Party B agreed to accept such transfer.

2. As of August 31, 2025, Party A has received the full amount of the equity transfer payment.

3. As of September 9, 2025, the registration procedures for the equity change with the competent administration for market regulation have been completed.

Both Parties hereby jointly confirm that, from the completion date of the industrial and commercial registration procedures up to the date of issuance of this statement, for practical reasons, Party A has continued to manage and operate the Target Company and has enjoyed the company’s profits and borne its risks and losses in proportion to its original shareholding ratio (i.e., 51%).

Party B has appointed designated personnel to carry out, complete, and verify the substantive handover of the Target Company as of the date of this statement, including account reconciliation, full transfer of assets, and transfer of operational authority. Both Parties confirm that they have no objections to the above handover work.

From the date of issuance of this statement, Party A shall no longer have any right to manage the Target Company, shall no longer be entitled to any of its profits, and shall no longer bear any of its risks or losses.

Party A：

Guangdong Dashuyun Investment Holding Group Co., Ltd. (Seal)

Date: October 14, 2025

Party B:

Guangdong Jiasiwei New Material Technology Co., Ltd. (Seal)

Date: October 14, 2025